Exhibit 99.1

Viomi Technology Co., Ltd Provides Update on Share Repurchase Program

GUANGZHOU, China, July 1, 2026 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading global technology company for home water systems, today announced an update on its previously authorized share repurchase program.

On October 24, 2025, the board of directors of the Company approved a share repurchase program, under which the Company may repurchase up to US$20 million worth of its American depositary shares (ADSs), ending on December 31, 2027.

As of June 30, 2026, the Company had repurchased approximately 2.4 million ADSs for a total of US$3.8 million under the program. Following these repurchases, approximately US$16.2 million remains available for future buybacks. The repurchases have been funded by the Company’s existing cash reserves, and management remains committed to executing the repurchase plan to generate value for shareholders.

About Viomi Technology

Viomi’s mission is “AI for Better water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: https://ir.viomi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; cooperation with Xiaomi; recognition of the Company’s brand; trends and competition in the global IoT-enabled smart home market; the development and commercialization of new products, services and technologies; governmental policies and the regulatory environment relating to the Company’s industry and/or aspects of its business operations; general economic conditions in China and around the globe; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com